

January 6, 2011

Robert E. Swanson
Chief Executive Officer
Ridgewood Energy Corporation
14 Philips Parkway
Montvale, NJ 07645

> **Re: Ridgewood Energy A-1 Fund, LLC**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 10, 2010**
> **File No. 0-53895**

Dear Mr. Swanson:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the following comments also apply to the preliminary proxy statements filed on December 10, 2010 by Ridgewood Energy W Fund, LLC; Ridgewood Energy X Fund, LLC; and Ridgewood Energy Y Fund, LLC.

Preliminary Proxy Statement on Schedule 14A

The Manager's Put Contract Pilot Program, page 6

2. At page 6, it appears that you meant to disclose that gas reached a high price of $13 per thousand cubic feet ("Mcf") in 2008, not million cubic feet. Please revise.

3. We note your disclosure at page 7 that the aggregate net gains resulting from the pilot program put contracts were allocated among the participating funds based on the amount of production a participating fund contributed to the 2010 put contract. To the extent known, please revise to clarify whether this is how net gains from put contracts will be allocated in the future, and to disclose how net losses from put contracts will be allocated. In addition, please disclose how you will determine the amount of production to be contributed by each fund.

4. We note your disclosure at page 7 that the Manager's allocable share of the $562,320 net gain from the settlement of the 2010 Put Contracts was merely $4,079. Please revise to clarify how the manager's allocable share is determined.

5. Please revise your filing to disclose whether you intend to enter into put contracts with affiliates or other related parties.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Daniel V. Gulino
   (201) 447-0474